As filed with the Securities and Exchange Commission on September 11, 2000
                                                      Registration No. 333-30638

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

     [ ] Pre-Effective Amendment No. ___ [X] Post-Effective Amendment No. 1
                                                                          -

                        MANAGED HIGH YIELD PLUS FUND INC.
               (Exact name of registrant as specified in charter)
                               51 West 52nd Street
                          New York, New York 10019-6114
                    (Address of principal executive offices)

       Registrant's telephone number, including area code: (212) 713-2000

                            DIANNE E. O'DONNELL, ESQ.
                          Vice President and Secretary
                     1285 Avenue of the Americas, 18th Floor
                            New York, New York 10019
                     (Name and address of agent for service)

                                   Copies To:

                             ROBERT A. WITTIE, ESQ.
                           JENNIFER R. GONZALEZ, ESQ.
                           Kirkpatrick & Lockhart LLP
                         1800 Massachusetts Avenue, N.W.
                           Washington, D.C. 20036-1800



        It is proposed that this filing become effective when declared effective pursuant to Section 8(c).

                        MANAGED HIGH YIELD PLUS FUND INC.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

       o   Cover Sheet
       o   Contents of Registration Statement
       o   Form N-14 Cross Reference Sheet*
       o   Letter to Stockholders*
       o   Notice of Special Meeting*
       o   Part A - Proxy Statement/Prospectus*
       o   Part B - Statement of Additional Information*
       o   Part C - Other Information
       o   Signature Page
       o   Exhibits













--------
* Incorporated by reference from Registration Statement on Form N-14, SEC File No. 333-30638, filed on February 17, 2000.

                            PART C. OTHER INFORMATION
                            -------------------------

ITEM 15.  INDEMNIFICATION.
          ---------------

         Article Twelfth of the Managed High Yield Plus Fund Inc.'s ("Plus Fund" or "Fund") Articles of Incorporation, incorporated by reference as exhibit 1 to this Registration Statement, and Article IX of the Fund's Amended and Restated Bylaws, incorporated by reference as exhibit 2 to this Registration Statement, provide that the Fund shall indemnify its present and past directors, officers, employees and agents, and persons who are serving or have served at the Fund's request in similar capacities for other entities to the maximum extent permitted by applicable law (including Maryland law and the 1940 Act). Section 2-418(b) of the Maryland General Corporation Law ("Maryland Code") permits the Fund to indemnify its directors unless it is proved that the act or omission of the director was material to the cause of action adjudicated in the proceeding, and
(a) the act or omission was committed in bad faith or was the result of active or deliberate dishonesty or (b) the director actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with a proceeding, in accordance with the Maryland Code. Pursuant to Section 2-418(j)(1) and Section 4-418(j)(2) of the Maryland Code, the Fund is permitted to indemnify its officers, employees and agents to the same extent. The provisions set forth above apply insofar as consistent with Section 17(h) of the 1940 Act, which prohibits indemnification of any director or officer of the Fund against any liability to the Fund or its Stockholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         Section 9 of the Advisory Contract with Mitchell Hutchins Asset Management Inc. ("Mitchell Hutchins") filed as exhibit 6 to this Registration Statement provides that Mitchell Hutchins shall not be liable for any error of judgment or mistake of law or for loss suffered by the Fund in connection with the matters to which the Advisory Contract relates, except a loss resulting from the willful misfeasance, bad faith or gross neglect of Mitchell Hutchins in the performance of its duties or from reckless disregard of its obligations and duties under the Advisory Contract.

         Section 7 of the Underwriting Agreement filed as exhibit 7 to this Registration Statement provides that the Fund and Mitchell Hutchins, jointly and severally, will indemnify each Underwriter and its directors, officers, employees and agents, and each person, if any, who controls such underwriter within the meaning of Section 15 of the Securities Act of 1933 ("1933 Act") and
section 20 of the Securities and Exchange Act of 1934 from and against all losses, claims, liabilities, expenses and damages to which any of them may become subject arising out of any alleged untrue statement of material fact in any preliminary prospectus, the Registration Statement filed on N-2 or the prospectus or any amendment or supplement thereto or in any sales materials or any application or other document executed by or on behalf of the Fund filed in any jurisdiction in order to qualify the shares of Managed High Yield Plus Fund Inc. under the securities laws thereof or filed with the SEC, or the alleged omission to state in any such document a material fact required to be stated in it or necessary to make the statements therein not misleading. The Underwriting Agreement further provides that Mitchell Hutchins and each officer or director of the Fund who signs a Registration Statement shall be indemnified by the Underwriter to the same extent as set out above, but only insofar as any liability arises out of any untrue statement or omission made in reliance on and in conformity with information furnished to the Fund by the Underwriter expressly for use in the preparation of the documents in which the statement or omission is made or alleged to be made.

         Insofar as indemnification for liabilities arising under the 1933 Act may be provided to directors, officers and controlling persons of the Fund, pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Fund by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.
          --------

(1)      Articles of Incorporation 1/
                                   -
(2)      (a)      Amended and Restated Bylaws 2/
                                              -
         (b)      Amendment to Amended and Restated Bylaws dated January 17,
                  1999 3/
                       -
(3)      Voting Trust Agreements - None

(4)      Agreement and Plan of Reorganization and Termination 3/
                                                              -
(5)      (a)      Specimen of Share Certificate 2/
                                                -
         (b)      Dividend Reinvestment Plan 2/
                                             -
         (c)      Portions of the Articles of Incorporation and the By-laws of the Registrant defining the rights of holders of common stock of the Registrant 4/
                                    -
(6)      Investment Advisory and Administration Contract 3/
                                                         -
(7)      (a)      Underwriting Agreement 3/
                                         -
         (b)      Amended and Restated Master Agreement among Underwriters 3/
                                                                           -
         (c)      Amended and Restated Master Selected Dealer Agreement 3/
                                                                        -
(8)      Bonus, profit sharing or pension plans - None

(9)      Custodian Agreement 3/
                             -

(10)     Not Applicable

(11) Opinion and consent of Kirkpatrick & Lockhart LLP regarding the legality of securities being registered 3/
                                                   -
(12) Opinion and Consent of Kirkpatrick & Lockhart LLP regarding certain tax matters in connection with Managed High Yield Plus Fund Inc., and Managed High Yield Fund Inc. (filed herewith)

(13)     (a)      Transfer Agency Agreement 3/
                                            -
         (b)      Revolving Credit and Security Agreement 3/
                                                          -
         (c)      Amendment to Revolving Credit and Security Agreement 3/
                                                                       -
(14)     Consent of Independent Auditors 3/
                                         -
(15)     Financial statements omitted from part B - None

(16)     Powers of Attorney 5/
                            -

------------------------

1/       Incorporated by reference from the Registration Statement on Form N-2,
-        SEC File No. 333-51017, filed on May 24, 1998.
2/       Incorporated by reference to the Pre-Effective Amendment No. 2 to the
- Registration Statement on Form N-2, SEC File No. 333-51017, filed on June 24, 1998.
3/       Incorporated by reference to the Registration Statement on Form N-14,
-        SEC File No. 333-30638, filed on February 17, 2000.
4/       Incorporated by reference from Article VI of  Registrant's  Articles of
-        Incorporation  and from  Articles II and VI of the Amended and Restated
         By-laws.
5/       Incorporated by reference from Pre-Effective Amendment No. 1 to the
- Registration Statement on Form N-2, SEC File No. 333-51017, filed on May 26, 1998.


ITEM 17.  UNDERTAKINGS.
          ------------

         (1) The undersigned Registrant agrees that prior to any public re-offering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the re-offering prospectus will contain the information called for by the applicable registration form for re-offering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment to this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 31st day of August, 2000.

                                MANAGED HIGH YIELD PLUS FUND INC.

                                By:      /s/ Dianne E. O'Donnell
                                         ---------------------------------------
                                         Diane E. O'Donnell
                                         Vice President and Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated:


Signature                                      Title                                      Date
---------                                      -----                                      ----
/s/ Margo N. Alexander                         President and Director                     August 31, 2000
--------------------------------               (Chief Executive Officer)
Margo N. Alexander *

/s/ E. Garrett Bewkes, Jr.                     Director and Chairman                      August 31, 2000
--------------------------------               of the Board of Directors
E. Garrett Bewkes, Jr. *

/s/ Richard Q. Armstrong                       Director                                   August 31, 2000
--------------------------------
Richard Q. Armstrong *

/s/ Richard R. Burt                            Director                                   August 31, 2000
--------------------------------
Richard R. Burt *

/s/ Mary C. Farrell                            Director                                   August 31, 2000
--------------------------------
Mary C. Farrell *

/s/ Meyer Feldberg                             Director                                   August 31, 2000
--------------------------------
Meyer Feldberg *

/s/ George W. Gowen                            Director                                   August 31, 2000
--------------------------------
George W. Gowen *

/s/ Frederic V. Malek                          Director                                   August 31, 2000
--------------------------------
Frederic V. Malek *

/s/ Carl W. Schafer                            Director                                   August 31, 2000
--------------------------------
Carl W. Schafer *

/s/ Brian M. Storms                            Director                                   August 31, 2000
--------------------------------
Brian M. Storms **

/s/ Paul H. Schubert                           Vice President and Treasurer               August 31, 2000
--------------------------------               (Chief Financial and Accounting
Paul H. Schubert                               Officer)


* Signatures affixed by Robert A. Wittie pursuant to powers of attorney dated May 13, 1998 and incorporated by reference from Pre-Effective Amendment No. 1 to the registration statement on Form N-2 of Managed High Yield Plus Fund, SEC File 333-51017 and 811-08765, filed May 26, 1998.

** Signature affixed by Robert A. Wittie pursuant to powers of attorney dated May 14, 1999 and incorporated by reference from Post-Effective Amendment No. 18 to the registration statement of PaineWebber Financial Services Growth Fund Inc., SEC File 33-33231 and 811-4587, filed June 1, 1999.

                                  EXHIBIT INDEX
                                  -------------

(1)      Articles of Incorporation 1/
                                   -
(2)      (a)      Amended and Restated Bylaws 2/
                                              -
         (b)      Amendment to Amended and Restated Bylaws dated January 17,
                  1999 3/
                       -
(3)      Voting Trust Agreements - None

(4)      Agreement and Plan of Reorganization and Termination 3/
                                                              -
(5)      (a)      Specimen of Share Certificate 2/
                                                -
         (b)      Dividend Reinvestment Plan 2/
                                             -
         (c)      Portions of the Articles of Incorporation and the By-laws of the Registrant defining the rights of holders of common stock of the Registrant 4/
                                    -
(6)      Investment Advisory and Administration Contract 3/
                                                         -
(7)      (a)      Underwriting Agreement 3/
                                         -
         (b)      Amended and Restated Master Agreement among Underwriters 3/
                                                                           -
         (c)      Amended and Restated Master Selected Dealer Agreement 3/
                                                                        -

(8)      Bonus, profit sharing or pension plans - None

(9)      Custodian Agreement 3/
                             -
(10)     Not Applicable

(11) Opinion and consent of Kirkpatrick & Lockhart LLP regarding the legality of securities being registered 3/
                                                   -
(12) Opinion and Consent of Kirkpatrick & Lockhart LLP regarding certain tax matters in connection with Managed High Yield Plus Fund Inc., and Managed High Yield Fund Inc. (filed herewith)

(13)     (a)      Transfer Agency Agreement 3/
                                            -
         (b)      Revolving Credit and Security Agreement 3/
                                                          -
         (c)      Amendment to Revolving Credit and Security Agreement 3/
                                                                       -
(14)     Consent of Independent Auditors 3/
                                         -
(15)     Financial statements omitted from part B - None

(16)     Powers of Attorney 5/
                            -

-----------------------------

1/       Incorporated by reference from the Registration Statement on Form N-2,
-        SEC File No. 333-51017, filed on May 24, 1998.
2/       Incorporated by reference to the Pre-Effective Amendment No. 2 to the
- Registration Statement on Form N-2, SEC File No. 333-51017, filed on June 24, 1998.
3/       Incorporated by reference from the Registration Statement on Form N-14,
-        SEC File No. 333-30638, as filed on February 17, 2000.
4/       Incorporated by reference from Article VI of  Registrant's  Articles of
-        Incorporation  and from  Articles II and VI of the Amended and Restated
         By-laws.
5/       Incorporated by reference from Pre-Effective Amendment No. 1 to the
- Registration Statement on Form N-2, SEC File No. 333-51017, filed on May 26, 1998.